Exhibit 99.1

Westport Reports Fourth Quarter Fiscal 2012 and Year End Financial Results; Realigns Business Units; Simplifies Cummins Westport Joint Venture Reporting; and Announces Two New OEM Development Programs with Westport™ HPDI Technology

VANCOUVER, March 7, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today reported financial results for the fourth quarter and year ended December 31, 2012 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Highlights Include:

•	Westport revenue plus Cummins Westport Inc. (CWI) revenue for 2012 was $353.6 million exceeding previously stated guidance of $340 to $350 million.
•	Westport revenue plus CWI revenue for the quarter ended December 31, 2012 was $82.8 million compared with $100.6 million for the same period last year.
•	For the quarter ended December 31, 2012 Westport reported a net loss of $37.6 million or $0.68 per share compared to $14.5 million or $0.30 per share for the same period last year.
•	For the year ended December 31, 2012 Westport reported a net loss of $98.8 million or $1.83 per share compared to $60.2 million or $1.26 per share for the same period last year.
•	Earnings for the quarter and year ended December 31, 2012 were affected by $5.7 million and $17.1 million, respectively, in warranty adjustments. Without the warranty adjustments, reported net loss would have been $35.2 million or $0.64 per share for the quarter and $92.6 million or $1.71 per share for the year.
•	Segment revenue for the year ended December 31, 2012 was: $155.6 million for Westport (growth of 54% year over year); $198.0 for CWI (growth of 21% year-over-year); and $272.1 for Weichai Westport Inc. (WWI) (growth of 148% year over year).
•	Revenue outlook for 2013 for Westport plus CWI is between $430 and $460 million, however, CWI financial results will be accounted for under the equity method in the consolidated financial statements. Based on the new reporting presentation, Westport expects consolidated revenue to be between $180 and $200 million, up 16 to 29 percent for 2013. Details of this change in presentation are included below.
•	In the fourth quarter of 2012, CWI shipped 1,301 units, On-Road shipped 109 Westport 15L units and 207 Westport WiNGTM Power System units and WWI shipped over 9,000 units.
•	Subsequent to quarter end, Westport had entered into two new OEM development programs.

"There has been a transformational shift in the opportunity for natural gas solutions for transportation," said David Demers, CEO of Westport. "Global infrastructure partners and original equipment manufacturers (OEMs) covering multiple platforms are signing up to develop natural gas products with Westport. As a result of this shift, we realigned our business units to focus on product sales and marketing, while expanding on corporate and technology development investments."

Westport product platforms have been expanding rapidly over the last 12 months and are expected to grow considerably in the future. Strengthening Westport's product commercialization strategy and to accommodate the change in product, system and service solutions, Westport has created new internal reporting alignments and related business units. From a financial standpoint, the segmented reporting in the notes to the financial statements will present revenue and income by internal business units including: Westport Applied Technologies, On-Road Systems, New Markets and Off-Road Systems and Corporate and Technology Investments. Westport will report its joint venture results, including the results of CWI, separately.

"We have a variety of OEM relationships and joint ventures and report on each of them differently. Previously, our joint venture reporting has been a mix of consolidated results with CWI integrated into our revenues, expenses assets and liabilities as a variable interest entity and other joint ventures accounted for under the equity method. Based on our ongoing review and interpretation of the applicable accounting guidance we have decided to simplify the reporting for all our joint ventures under the equity method."

The financial summary and highlights under the new presentation format is listed below with relative comparable periods.

Fourth Quarter and Calendar Year 2012 Financial Highlights

	Three Months Ended December 31,		% Change	12 Months Ended December 31,		% Change
($ in millions, except per share amounts)	2012	2011		2012	2011
Consolidated revenues	$ 39.9	$ 42.9	(7%)	$ 155.6	$ 100.8	54%
Consolidated gross margin	13.4	14.4	(7%)	53.1	26.8	98%
Consolidated gross margin percentage	33.6%	33.6%	-	34.1%	26.6%	-
Operating expenses (Research and development, general and administrative and sales and marketing)	49.4	31.5	57%	148.1	92.8	60%
Income from unconsolidated joint ventures	1.7	5.9	(71%)	16.2	17.1	(5%)
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(31.0)	(9.3)	233%	(66.7)	(41.4)	59%
Cash and short-term investments balance	215.9	67.6	219%	215.9	67.6	219%
Net loss	(37.6)	(14.5)	159%	(98.8)	(60.2)	64%
Net loss per share	(0.68)	(0.30)	119%	(1.83)	(1.26)	45%

•	Westport product revenue for the year ended December 31, 2012 was $128.9 million, an increase of $45.7 million, or 54.9%, from $83.2 million for the year ended December 31, 2011. Westport parts revenue for the year ended December 31, 2012 was $3.5 million, an increase of $0.2 million, or 4.8%, from $3.3 million for the year ended December 31, 2011. Service and other revenue was $23.2 million for the year ended December 31, 2012 compared with $14.3 million for the same period last year.
•	Research and development expenses focused primarily on new products and new technology were $73.2 million for the year ended December 31, 2012, an increase of $29.1 million from $44.1 million in the same period last year.
•	General and administrative expenses were $44.8 million for the year ended December 31, 2012, an increase of $16.3 million from $28.5 million in the same period last year primarily due to the addition of Westport North American facilities and acquired operations, as well as costs related to an increase in headcount. As of December 31, 2012, Westport had 1,043 employees globally, compared with 769 employees on December 31, 2011.
•	Sales and marketing expenses were $30.1 million for the year ended December 31, 2012, an increase of $9.9 million from $20.2 million in the same period last year primarily due to an increase in OEM development initiatives, North American trucking activities, and costs related to high-horsepower and other new business development initiatives.
•	For the year ended December 31, 2012, Westport reported a consolidated adjusted EBITDA loss of $66.7 million compared with a loss of $41.4 million in the prior year period. The reconciliation of adjusted EBITDA is described below.
•	Westport consolidated net loss for the year ended December 31, 2012 increased due primarily to an increase in development activities for new product launches in 2013 related to automotive, trucking, and off-road applications.

The growth in natural gas infrastructure has been significant in 2012 compared to 2011. Clean Energy Fuels has been actively developing the America's Natural Gas Highway with liquefied natural gas (LNG) and compressed natural gas (CNG) fuelling stations at strategic locations along major interstate trucking corridors. Shell and its affiliates have signed a memorandum of understanding with TravelCenters of America LLC (TA) to sell LNG to heavy-duty road transport customers in the U.S. through TA's existing nationwide network of full-service fuelling centres. Other fuel providers such as Encana, FortisBC, and Gaz Metro have built permanent LNG refueling stations for Westport 15L fleets. New fuel providers such as Blu, have built two LNG stations in Utah. In addition, Conoco Phillips has expressed interest in building a small-scale natural gas liquefaction facility to manufacture up to 100,000 gallons per day of LNG to supply truck fleets in Dallas-Fort Worth, Texas.

A combined effort by major European gas companies, vehicle manufacturers and natural gas vehicle (NGV) associations have resulted in the Blue Corridor initiative to expand the NGV fueling station network in Europe. This 16 million Euros project is funded by the European Commission and 28 project partners. In addition, in January, the European Commission announced an ambitious package of measures to ensure the build-up of alternative fuel stations across Europe. The proposal includes that by 2020, refuelling stations for trucks are installed every 400 km along the roads; and that by 2020 and 2025, LNG refuelling stations be installed in all 139 maritime and inland ports, respectively, on the Trans European Core Network.

Westport Expands Technology Proliferation with Two New Global OEMs
Westport is working with two new global OEMs to develop natural gas engines featuring Westport proprietary high-pressure direct injection (Westport HPDI) technology. For competitive reasons, OEM names and specific engine sizes have not been released at this time. Under the terms of the development programs, each partner will contribute resources and pay for its own people and costs during the initial phases.

Financial Outlook for 2013
Revenue outlook for 2013 for Westport plus CWI is between $430 and $460 million, however, CWI financial results will be accounted for under the equity method in the consolidated financial statements. Based on the new reporting presentation, Westport expects consolidated revenue to be between $180 and $200 million, up 16 to 29 percent for 2013. Details of this change in presentation are included below.

Westport Applied Technologies Business Unit
The Applied Technologies business unit is led by Elaine Wong, Executive Vice President of Westport, who also leads market development activities in Europe.  Westport Applied Technologies designs, manufactures and sells CNG, liquefied petroleum gas (LPG), and LNG components and subsystems to over 20 global OEMs including Fiat, Volkswagen, the GAZ Group, Toyota, Chrysler, Tata Motors, and General Motors and to aftermarket customers in over 60 countries. Sales from Westport's wholly owned Italian subsidiaries, OMVL S.p.A and Emer S.p.A, and Westport's Australian operations are reported under Applied Technologies and are made either directly to OEMs or through one of their many distributors. The Applied Technologies business unit designs and manufactures a range of components from pressure regulators, injectors, electronic control units, and valves, to filters; sells monofuel and bi-fuel conversion kits; and also offers full engine management solutions and systems that can be launched quickly at a competitive price. The Applied Technologies business unit provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is targeting growing markets in Asia, and North and South America.

Westport Applied Technologies	Three Months Ended December 31,		% Change	12 Months Ended December 31,		% Change
($ in millions)	2012	2011		2012	2011
Revenue	$ 19.8	$ 19.5	2%	$ 91.7	$ 62.1	48%
Gross margin	5.3	3.7	43%	25.3	13.0	95%
Gross margin percentage	26.8%	19.0%	-	27.6%	20.9%	-
Operating expenses	3.8	4.1	(7%)	14.4	11.6	24%
Segment operating income (loss)	1.4	(0.4)	450%	10.8	1.4	671%

•	Applied Technologies revenue for the year ended December 31, 2012 was up 48% primarily due to full year contributions from Westport wholly owned Italian subsidiary, Emer.
•	Applied Technologies gross margin and gross margin percentage for the year ended December 31, 2012 increased primarily due to product mix.
•	Applied Technologies operating expenses for the year ended December 31, 2012 increased by 24%, impacted by full year contributions from Westport wholly owned Italian subsidiary, Emer.

Westport On-Road Systems Business Unit
The On-Road Systems business unit is led by Ian Scott, Executive Vice President of Westport, who also has oversight of Westport's market development activities in North America. Westport On-Road Systems engineers, designs, assembles and sells complete engine and vehicle systems for automotive, light commercial, trucking and industrial applications. Westport's existing On-Road Systems OEM customers and partners include Ford, General Motors, PACCAR (Kenworth and Peterbilt), Volvo Car, AB Volvo, and Clark Material Handling. Current products include the Westport WiNG Power System for the Ford F-250/F-350 and F-450/F-550 bi-fuel (CNG and gasoline) Super Duty pickup truck, Westport 15L product using Westport HPDI technology and offered in Peterbilt and Kenworth heavy-duty trucks, Volvo Car bi-fuel systems (CNG and gasoline) for the V70 bi-fuel wagon, and Westport™ 2.4L industrial engines sold to Clark and Cummins Western Canada for forklift and oilfield applications, respectively.

The On-Road Systems business unit also has additional product development activities underway with AB Volvo for Westport HPDI-powered heavy-duty trucks, and advanced engineering development with General Motors for light-duty vehicles. To facilitate faster adoption of natural gas vehicles, the On-Road Systems business unit also provides additional products and services such as the new WestportTM LNG Tank System and JumpStart mobile fuel services. Growth drivers include growing existing product sales, new product introduction and market expansion.

Westport On-Road Systems	Three Months Ended December 31,		% Change	12 Months Ended December 31,		% Change
($ in millions)	2012	2011		2012	2011
Revenue	$ 12.4	$ 13.6	(9%)	$ 40.7	$ 24.5	66%
Gross margin	0.4	0.8	(50%)	4.6	(0.5)	1,020%
Gross margin percentage	3.2%	5.9%	-	11.3%	(2.0%)	-
Operating expenses	14.9	12.6	18%	47.9	35.1	36%
Segment operating loss	(14.5)	(11.9)	22%	(43.3)	(35.6)	22%

•	On-Road Systems revenue for the year ended December 31, 2012 was up 66% as a result of increased sales of the Westport 15L product, the launch of the Westport WiNG Power System, contributions from the Westport bi-fuel system for Volvo V70 cars, and increased shipments of Westport 2.4L product to forklift and oilfield customers.
•	On-Road Systems gross margin and gross margin percentage for the year ended December 31, 2012 improved primarily due to product mix, the launch of the Westport WiNG Power System, and higher gross margin on the Westport 15L product.
•	For its launch year, Westport sold 560 Westport WiNG Power Systems with gross margin and gross margin percentage of $1.2 million and 22%, respectively, for the year ended December 31, 2012.
•	Westport sold 1,002 bi-fuel systems for the V70 wagon with gross margin and gross margin percentage of $1.3 million and 17%, respectively, for the year ended December 31, 2012.
•	Westport sold 109 units of the Westport 15L system for the quarter ended December 31, 2012 compared with 170 units for the same period last year, and 393 units for the year ended December 31, 2012 compared with 274 units for the same period last year. A quarter over quarter decrease of 36% but an annual increase of 43% over last year.
•	Westport 15L system gross margin and gross margin percentage for the year ended December 31, 2012 was $1.2 million and 6.1%, respectively, compared with negative $1.6 million and negative 10.2%, respectively, for the year ended December 31, 2011.
•	Westport 15L system average selling price for the year ended December 31, 2012 was approximately $51,000 compared with $57,000 in the same period last year, a reduction of 11%.
•	On-Road Systems operating expenses increased by $12.8 million or 36% primarily due to efforts to expand product offerings to OEMs including the launch of Westport WiNG Power System for the Ford F-250/F-350 and F-450/F-550 bi-fuel Super Duty pickup truck; and from the full year contributions of expenses related to Westport Sweden operations.

Westport New Markets and Off-Road Systems Business Unit
The Westport New Markets and Off-Road Systems business unit is led by Nicholas Sonntag, Executive Vice President of Westport, who also leads market development activities in Asia. Westport has been exploring opportunities for using LNG fuel in large, off-road engine applications including rail, mining, marine, and oil and gas. Westport's existing New Markets and Off-Road Systems OEM customers and partners include Caterpillar and Weichai. According to industry statistics and Westport analysis, the global fuel usage in these applications is over 24 billion gallons of diesel and the opportunity for significant fuel cost savings and reduced emissions through the use of LNG is highly attractive. In June of 2012, Westport and Caterpillar signed an agreement to collaborate and bring Westport's HPDI technology into these markets. The initial focus of the New Markets and Off-Road Systems business unit is on developing Westport HPDI-based large mine trucks and main line locomotives, and the WWI 12L development program. The Weichai Westport HPDI 12L engine is on track to have a limited release into the Chinese market in the later part of this year. The winter cold testing is still ongoing and results are expected by the end of the first quarter 2013. The Chinese market for LNG-fuelled trucks is growing rapidly and the increased performance available through Westport HPDI technology has high appeal for both on- and off-road applications.

Revenues are expected to come from product and component sales, the cryogenic vessels required to store the LNG, and the control systems which deliver fuel to the engine associated with such vehicles. There is a large market opportunity for cryogenic systems where Westport has a proven technology advantage in LNG storage and pump configurations for transportation, based on years of experience in the on-road segment. Westport currently provides a number of cryogenic tank system solutions to carry fuel for large non-Westport HPDI LNG off-road engines currently available as interim solutions in mining, marine and rail until the release of the higher diesel substitution solutions based on direct injection. This is expected to provide more immediate opportunities for revenues to Westport.

The first locomotive prototype development under the program funded by Sustainable Development Technology Canada is on track. Westport took delivery of the newly designed Westport HPDI fuel system hardware for the 4,400 horsepower 16-cylinder EMD 710 engine, in preparation for engine testing scheduled for the second quarter of 2013.  For Calendar 2012, there were no revenues for New Markets and Off-Road Systems.

Westport New Markets and Off- Road Systems	Three Months Ended December 31,		% Change	12 Months Ended December 31,		% Change
($ in millions)	2012	2011		2012	2011
Revenue	-	-	-	-	-	-
Gross margin	-	-	-	-	-	-
Gross margin percentage	-	-	-	-	-	-
Operating expenses	$ 3.6	$ 1.3	177%	$ 12.3	$ 3.1	297%
Segment operating loss	(3.6)	(1.3)	177%	(12.3)	(3.1)	297%

Corporate and Technology Investments Business Unit

	Three Months Ended December 31,		% Change	12 Months Ended December 31,		% Change
($ in millions)	2012	2011		2012	2011
Service revenue	$ 7.8	$ 9.8	(20%)	$ 23.2	$ 14.3	62%
Operating expenses	27.0	13.5	100%	73.4	43.0	71%
Segment operating income (loss)	(19.2)	(3.6)	433%	(50.2)	(28.8)	74%

•	Corporate and Technology Investments includes investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long term product development and future return on investments.

Westport Joint Venture Reporting
Westport has a diverse set of OEM development relationships and joint ventures. Westport has, historically, reported its 50/50 joint venture with Cummins (Cummins Westport Inc. or CWI) on a combined and consolidated basis in its financial statements, reflecting 100% of its assets, liabilities, revenues and expenses in the consolidated financial statements, and presented the 50% interest held by its joint venture partner, Cummins, as "Net income attributed to joint venture partners." Westport has reported its joint venture with Weichai Power Group under the equity accounting method and reported its share of the net income. After careful review and analysis, the Company has concluded that reporting its CWI joint venture under the equity accounting method is more appropriate. Important to note is that we still recognize and report the profits from joint ventures. What this means is that Westport will report the 50/50 joint venture with Cummins in a similar fashion to its joint venture partner, Cummins Inc., included in "Investments accounted for by the equity method." This segment includes income from all of our unconsolidated joint ventures including CWI, WWI and Minda-Emer Ltd. Westport's net income results will not be affected by this change in CWI presentation and Westport will provide financial statements for the annual comparative periods for the year ended December 31, 2012, the nine months ended December 31, 2011 and the 12 months ended March 31, 2011 based on the equity accounting method. The change in CWI financial presentation does not have any effect on the CWI joint venture agreement. Westport will report summarized financial data for significant joint ventures CWI and WWI in the notes to our financial statements.

Cummins Westport Inc. (CWI) Highlights

	Three Months Ended December 31,		% Change	12 Months Ended December 31,		% Change
($ in millions)	2012	2011		2012	2011
Units	1,301	2,011	(35%)	6,804	5,465	25%
Revenue	$ 42.9	$ 57.7	(26%)	$ 198.0	$ 163.9	21%
Gross margin	11.0	25.2	(56%)	61.4	71.5	(14%)
Gross margin percentage	25.6%	43.7%	-	31.0%	43.6%	-
Operating expenses	9.0	6.7	34%	26.1	21.8	20%
Segment operating income(1)	2.0	18.6	(89%)	35.4	49.7	(29%)
Net income to Westport	1.2	5.3	(77%)	13.2	15.2	(13%)

(1)	Segment operating income is based on segment net operating income, which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.
•	CWI engine shipments for the year ended December 31, 2012 increased by 25% as a result of a 23% increase in North America and a 29% growth in international sales. International sales growth was driven by transit bus engine orders shipped in the first half of 2012 as Chinese bus OEMs such as Yutong have been successful selling CWI-powered buses in South America.
•	The decrease in CWI gross margin percentage during the year was primarily due to warranty adjustments, extended coverage adjustments, and net extended coverage claims totalling $16.3 million, and mix of sales. Excluding the adjustments, CWI gross margin percentage would have been 38.8%. Through 2012, CWI's product development team engineered a number of product improvements that would significantly reduce these warranty-related adjustments and these improvements have been implemented on new production engines for 2013.
•	CWI's net income attributable to Westport was $13.2 million for the year ended December 31, 2012, including the performance bonus. This is compared with $15.2 million in the prior year period. A reduction in CWI's net income is primarily due to an increase in warranty-related adjustments.

CWI engine shipments in the fourth quarter of 2012 declined by 35% due to record fourth quarter sales in 2011, driven by increased engine sales in North America prior to the reduction of accelerated capital cost allowance rates in the U.S. and large international transit bus engine orders in the same period. However, North American sales in the conventional truck segment, which represents CWI's largest growth opportunity, increased by 52% over the fourth quarter of 2011.

In the second half of 2012, CWI recommenced sales of CWI transit bus engines in Beijing after Beijing Public Transit had focused on hybrid electric buses for the past several years. In North America, full year sales of engines for transit buses increased by 58% over 2011 as transit properties have increased purchases of natural gas buses to achieve economic benefits. Sales of engines for conventional trucks grew 42% in 2012 compared to 2011.

Development of the new ISX12 G engine has continued and the engine will commence limited production in the second quarter and full production in the third quarter of 2013. The introduction of the Westport LNG tank system, announced in November 2012, will provide trucking customers with a cost effective LNG fuel system that is specifically designed to work with the ISX12 G.

In addition, CWI commenced development of the ISB6.7 G in October 2012. This engine is based on the Cummins ISB6.7 diesel engine and will also use CWI's SEGR technology. It will be targeted at medium-duty truck, package van and school bus applications. Production of this engine is expected to begin in 2015.

Weichai Westport Inc. (WWI) Highlights

	Three Months Ended December 31,		% Change	12 Months Ended December 31,		% Change
($ in millions)	2012	2011		2012	2011
Units	9,141	2,754	232%	22,025	8,451	161%
Revenue	$ 107.4	$ 32.5	230%	$ 272.1	$ 109.8	148%
Gross margin	17.5	5.8	202%	37.8	19.3	96%
Gross margin percentage	16%	18%	-	14%	18%	-
Operating expenses	15.9	4.3	270%	28.1	13.1	115%
Segment Operating income(1)	1.6	1.6	-	9.8	6.1	61%
Westport's 35% interest	0.5	0.6	(2%)	2.9	1.8	61%

(1)	Segment operating income is based on segment net operating income, which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.
•	WWI has delivered over 100% year-over-year growth in the past three years as market demand for its natural gas engines continues to increase.
•	Gross margins for Weichai Westport remain discounted as the company penetrates new markets and builds market share in China.

Recent government policies supporting the use of LNG and CNG for automotive and trucking applications in combination with China's large shale gas reserves have created a significant interest in natural gas vehicles in many parts of China. According to CATARC-China Automotive Technology and Research Center, the natural gas market accelerated in 2012 following China's Natural Gas Utilization Policy. Natural gas truck sales volume in China reached over 12,000, a 60% increase compared to 2011; and natural gas buses sales volume reached 33,527 units, a 78% increase compared to 2011.

In 2012, WWI sold 22,025 spark ignited natural gas engines, which surpassed its target of 18,000 units. Of the five engine lines sold, 35% were attributed to the WP12 natural gas engines, followed by the WP10 and WP7 engines, which accounted for 31% and 18% of the volume, respectively. The WP12 and WP10 natural gas engines are used to power heavy-duty trucks and buses, while the WP5 and WP7 are used to power smaller buses in China. WWI saw the most growth in its WP5 engine, a new engine launched in the third quarter of 2011, where its sales grew as much as 10 times compared to 2011.

This move to natural gas fuelled vehicles is further supported by the commitment of large fuel providers in China, such as PetroChina, CNOOC and Sinopec, to invest in the build out of LNG and CNG fuelling infrastructure along numerous trucking corridors in China. According to the Automotive Industry Development Institute of China, a total of over 800 CNG stations and over 200 LNG stations were built in 2012.

Non-GAAP Financial Measure; Adjusted EBITDA Results

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational success since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the Company before (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, (e) unrealized foreign exchange loss (gain), and (f) gains and other. The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		12 Months Ended
	December 31,		December 31,
	2012	2011	2012	2011
Net loss attributed to the Company	$(37.6)	$(14.5)	$(98.8)	$(60.2)
Provision for income taxes	0.1	(0.9)	1.7	(1.2)
Depreciation and amortization	3.3	2.6	11.4	7.2
Interest expense, net	1.7	1.7	5.7	4.0

EBITDA	(32.5)	(11.1)	(80.0)	(50.2)

Amortization of stock-based compensation	3.3	1.9	12.5	7.6
Unrealized foreign exchange loss (gain)	(1.7)	(0.1)	1.2	1.2
Less: Gains (loss) and other	(0.1)	-	(0.4)	-

Adjusted EBITDA	$(31.0)	$(9.3)	$(66.7)	$(41.4)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the fiscal year ended December 31, 2012, please point your browser to the following link: http://www.westport.com/investors/financial

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Thursday, March 7, 2013 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until March 14, 2013. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel systems technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated consolidated revenue and revenue growth of Westport for calendar year 2013, timing for launch and completion of milestones related to the engine products referenced herein, including the CWI ISX12 G and ISB6.7 G, Weichai Westport HPDI engine, EMD locomotive engine, LNG fuelled mine trucks and locomotives, timing for development of refueling infrastructure, timing and expectations for future cash flows, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

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For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport Innovations Inc.
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 07-MAR-13